Merrill Lynch International

Form SBSE-A

Supplemental Filing Attachment:

Response to Schedule B, Section II

April 5, 2023

Merrill Lynch International - Response to Item 14 of Form SBSE-A with respect to Control Persons

Merrill Lynch International is wholly-owned by:

      i.   ML UK Capital Holdings Limited, which is 80.1% owned* by
      ii.   BofAML EMEA Holdings 2 Limited, which in turn is wholly-owned by
      iii.   BofAML Jersey Holdings Limited, which in turn is wholly-owned by
      iv.   NB Holdings Corporation, which in turn is wholly-owned by
      v.   Bank of America Corporation

* The remaining 19.9% ownership is held by BofAML Jersey Holdings Limited.

ML UK Capital Holdings Limited
2 King Edward Street
London, UK, EC1A 1HQ

BofAML EMEA Holdings 2 Limited
IFC1, The Esplanade
St. Helier
Jersey, JE2 3BX

BofAML Jersey Holdings Limited
IFC1, The Esplanade
St. Helier
Jersey, JE2 3BX

NB Holdings Corporation
100 North Tryon Street
Charlotte, NC 28255

Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255